UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

JAMDAT MOBILE, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

47023T100

(CUSIP Number)

Thomas C. Hopkins, Esq.

Sheppard, Mullin, Richter & Hampton LLP

800 Anacapa Street

Santa Barbara, CA  93101

(805) 568-1151

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47023T100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Capital Management Co. IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitchell Lasky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cecilia Barajas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lasky-Barajas Living Trust U/D/T Dated as of January 11, 2002 I.D. No. 242490258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lasky-Barajas Children’s Trust U/D/T Dated as of September 7, 2004 I.D. No. 65-6437117

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lasky Grantor Retained Annuity Trust U/D/T Dated as of September 7, 2004 I.D. No. 20-6553769

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barajas Grantor Retained Annuity Trust U/D/T Dated as of September 7, 2004 I.D. No. 20-6553774

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apax Managers Inc. I.D. No. 13-3782791

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,103,301

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,103,301

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,103,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (See Item 6)

13.	Percent of Class Represented by Amount in Row (11) 28.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

(a)           The name of the issuer is JAMDAT Mobile, Inc. (the “Issuer”).

(b)           The address of the Issuer’s principal executive office is 3415 S. Sepulveda Blvd., Suite 700, Los Angeles , CA  90034.

(c)           The title of the class of securities to which this statement relates is the common stock, par value $0.0001, of the Issuer (the “Common Stock”).

Item 2.	Identity and Background

The Issuer entered into an Agreement and Plan of Merger, dated as of December 8, 2005 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit B, with Electronic Arts, Inc. (“EA”) that provides for the acquisition of the Issuer by EA by means of a merger of a wholly owned subsidiary of EA (the “Merger Sub”) with and into the Issuer.  As a result of the merger, the Issuer will become a wholly-owned subsidiary of EA.  As an inducement for EA to enter into the Merger Agreement and in consideration thereof, each of (i) Benchmark Capital Partners IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P. and Benchmark Founders’ Fund IV-B, L.P. and related individuals (collectively referred to as the “Benchmark Parties”), (ii) the Lasky–Barajas Living Trust U/D/T dated as of January 11, 2002, the Lasky-Barajas Children’s Trust U/D/T dated as of September 7, 2004, the Lasky Grantor Retained Annuity Trust U/D/T dated as of September 7, 2004, and the Barajas Grantor Retained Annuity Trust U/D/T dated as of September 7, 2004 (collectively referred to as the “Lasky Trusts”), and (iii) Apax Excelsior VI, L.P., Apax Excelsior VI-A.C.V., Apax Excelsior VI-B.C.V., and Patricof Private Investment Club III, L.P. (collectively referred to as the “Apax Parties”) entered into a separate Voting Agreement with EA, dated December 8, 2005, as more fully described in Item 4, whereby each of the Benchmark Parties, the Lasky Trusts and the Apax Parties agreed to vote all of the shares of the Issuer’s common stock currently beneficially owned by each of them or acquired by such person after such date in favor of the merger and related matters.  The Benchmark Parties, the Lasky Trusts and the Apax Parties are collectively referred to herein as the “Stockholders.”  The Stockholders also granted EA an irrevocable proxy granting EA the right to vote such shares in favor of such matters (the voting agreement and proxies together are referred to herein as the “Voting Agreements”).

(a)  The Reporting Persons are (i) Benchmark Capital Management Co, IV, L.L.C., (“Benchmark”), as the general partner, or nominee, of each of the Benchmark Parties, (ii) Mitchell Lasky as trustee for each of the Lasky Trusts (except for the Barajas Grantor Retained Annuity Trust), (iii) Cecilia Barajas as trustee for each of the Lasky Trusts (except for the Lasky Grantor Retained Annuity Trust), (iv) each of the Lasky Trusts, and (v) Apax Managers Inc. (“Apax”), as the general partner of each of the Apax Parties.

(b)  The business address of each Reporting Person is as follows: (i) Benchmark, at 2480 Sand Hill Road, Suite 200, Menlo Park, California  94025, (ii) each of Mitchell Lasky, Cecilia Barajas and each of the Lasky Trusts, at c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA 90034 and (iii) Apax, at 445 Park Avenue, New York, NY 10022.

(c)  Benchmark is a venture capital group which invests in technology-driven companies.  The principal business of the Lasky Trusts is to facilitate the tax planning objectives of Mitchell Lasky and Cecilia Barajas.  Mitchell Lasky is Chairman of the Board and Chief Executive Officer of the Issuer and Cecilia Barajas is his

spouse.  Apax is a private equity investment group which invests in different portfolio companies across different industries.

(d)  None of the Reporting Persons or any of the persons named on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  None of the Reporting Persons or any of the persons named on Schedule A was a party to any civil proceeding during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mitchell Lasky and Cecilia Barajas are citizens of the United States of America and each of the Lasky Trusts are California trusts. Benchmark is a Delaware limited liability company and Apax Managers Inc. is a New York corporation.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

(a) — (b)        As described in Item 2 above, this Schedule 13D relates to the proposed acquisition of the Issuer by EA pursuant to the terms of the Merger Agreement.  To induce EA to enter into the Merger Agreement, each of the Stockholders entered into the Voting Agreements.  The purpose of the Voting Agreements is to facilitate the consummation of the merger.

The Merger Agreement provides that, upon the consummation of the merger, each outstanding share of the Issuer’s common stock will be converted into the right to receive $27.00 in cash, without interest.  All options to purchase the Issuer’s common stock (each a “Jamdat Option”) that are outstanding immediately prior to the consummation of the merger shall be assumed by EA and shall automatically be converted into an option to purchase a number of shares of EA common stock as determined by multiplying the number of shares of the Issuer’s common stock subject to the Jamdat Option by the Exchange Ratio (as defined in the Merger Agreement).

By executing the Voting Agreements, the Stockholders have (i) agreed to vote all of the shares of the Issuer’s common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement in favor of the merger, adoption of the Merger Agreement and the certificate of merger and any other matter contemplated by the Merger Agreement and any action required in furtherance thereof and against any Acquisition Proposal (as defined in Article I of the Merger Agreement) and any other matter that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the merger or any of the transactions contemplated by the Merger Agreement, and (ii) granted irrevocable proxies to EA granting EA the right to vote such shares as specified in clause (i).  The Voting Agreements terminate upon the earlier to occur of (x) the effectiveness of the merger, (y) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (z) any amendment or other modification of the Merger Agreement that reduces the amount per share merger consideration payable to stockholders of the Issuer or provides that the merger consideration is payable otherwise than in cash.

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit B hereto and the Voting Agreement included as Exhibit C hereto.

(c)           Not applicable.

(d)           It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of the Issuer (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e)           Other than as a result of the merger described in Item 2 and this Item 4, not applicable.

(f)            Not applicable.

(g)           Upon consummation of the merger, the Certificate of Incorporation and Bylaws of the Issuer shall be amended and restated in their entirety in accordance with the terms of Section 2.5 of the Merger Agreement.

(h) – (i)   Upon consummation of the merger, the Issuer’s common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)            Not applicable.

While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate.  The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer

(a)  As a result of the Voting Agreements, each of the Reporting Persons may be deemed to be the beneficial owner of 7,103,301 shares of the Issuer’s common stock.  This number of shares represents approximately 28.6% of the issued and outstanding shares of the Issuer’s common stock based on 24,850,627 shares outstanding as of December 5, 2005 (as represented by the Issuer in the Merger Agreement).  Each of the Reporting Persons disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by each of the Reporting Persons as to the beneficial ownership of such shares, except to the extent of their pecuniary interest therein.  Information on the shareholding with respect to each Stockholder is set forth on Schedule B.

(b)  Each of the Reporting Persons may be deemed to have shared voting power of the aggregate of 7,103,301 shares of the Issuer’s common stock held by the Stockholders as a result of the Voting Agreements described in Item 2 and Item 4.

(c)  Other than the following sales in the Issuer’s common stock by Mitchell Lasky pursuant to his Rule 10b5-1 plan adopted on September 27, 2004, no transactions in the Issuer’s common stock have been effected during the past 60 days by any of the Reporting Persons.

October 25, 2005:  410 shares at $20.20 per share; 500 shares at $20.11 per share; 200 shares at $20.10 per share; 90 shares at $20.00 per share; 200 shares at $20.06 per share; 400 shares at $20.01 per share; 800 shares at $20.05 per share; 400 shares at $20.04 per share; and 300 shares at $20.03 per share.

November 1, 2005:  100 shares at $18.30 per share; 200 shares at $18.13 per share; 700 shares at $18.12 per share; 100 shares at $18.17 per share; 200 shares at $18.23 per share; 300 shares at $18.19 per share; 600 shares at $18.24 per share; 200 shares at $18.35 per share; 100 shares at $18.33 per share; 200 shares at $18.20 per share; 300 shares at $18.27 per share; 64 shares at $18.21 per share; and 236 shares at $18.18 per share.

November 8, 2005:  355 shares at $17.92 per share; 276 shares at $18.01 per share; 45 shares at $18.02 per share; 100 shares at $18.07 per share; 100 shares at $18.08 per share; 300 shares at $18.09 per share; 324 shares at $18.13 per share; 600 shares at $18.16 per share; 600 shares at $18.17 per share; 500 shares at $18.18 per share; and 100 shares at $18.29 per share.

November 15, 2005:  225 shares at $20 per share; 100 shares at $19.91 per share; 300 shares at $19.90 per share; 375 shares at $19.81 per share; 200 shares at $19.99 per share; 300 shares at $20.01 per share; 500 shares at $20.04 per share; 1,000 shares at $20.27 per share and 300 shares at $20.34 per share.

November 22, 2005:  200 shares at $19.92 per share; 900 shares at $20.14 per share; 1,400 shares at $20.75 per share; 100 shares at $20.99 per share; 200 shares at $20.94 per share; 300 shares at $20.89 per share; and 200 shares at $19.77 per share.

November 29, 2005:  99 shares at $23.75 per share; 200 shares at $23.74 per share; 200 shares at $23.73 per share; 50 shares at $23.72 per share; 50 shares at $23.69 per share; 101 shares at $23.67 per share; 100 shares at $23.68 per share; 1 share at $23.61 per share; 799 shares at $23.60 per share; 300 shares at $23.59 per share; 100 shares at $23.65 per share; 200 shares at $23.71 per share; 100 shares at $23.48 per share; 200 shares at $23.56 per share; 100 shares at $23.53 per share; 200 shares at $23.49 per share; and 500 shares at $23.47 per share.

December 6, 2005:  900 shares at $23.89 per share; 200 shares at $23.64 per share; 300 shares at $23.76 per share; 700 shares at $23.65 per share; 100 shares at $23.67 per share; 200 shares at $23.44 per share; 300 shares at $23.35 per share; and 600 shares at $23.51 per share.

(d)  No person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)   Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Voting Agreements are described under Item 4 above.  The Voting Agreements may also apply to any shares of the Issuer’s common stock acquired by the Stockholders after the date of the Voting Agreements.  The number of shares that the Reporting Persons may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon exercise of the stock options held by any of the Stockholders, and the Reporting Persons disclaim beneficial ownership of all such shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit A                Joint Filing Agreement

Exhibit B                Agreement and Plan of Merger, dated December 8, 2005, by and among Electronic Arts Inc., EArts (Delaware), Inc. and JAMDAT Mobile Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by the Issuer on December 12, 2005).

Exhibit C                Form of Voting Agreement, by and between Electronic Arts Inc. and certain stockholders of JAMDAT Mobile Inc. (incorporated by reference to Exhibit A of Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by the Issuer on December 12, 2005).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Report on Schedule 13D is true, complete and correct.

Dated: December 28, 2005

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C.

	By:	/s/ Steven M. Spurlock

	Name:	Steven M. Spurlock

	Title:	Managing Member

/s/ Mitchell Lasky
MITCHELL LASKY

/s/ Cecilia Barajas
CECILIA BARAJAS

LASKY-BARAJAS LIVING TRUST

By:	/s/ Mitchell Lasky
Mitchell Lasky as co-trustee

By:	/s/ Cecilia Barajas
Cecilia Barajas as co-trustee

LASKY-BARAJAS CHILDREN’S TRUST

By:	/s/ Mitchell Lasky
Mitchell Lasky as co-trustee

By:	/s/ Cecilia Barajas
Cecilia Barajas as co-trustee

LASKY GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Mitchell Lasky
Mitchell Lasky as trustee

BARAJAS GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Cecilia Barajas
Cecilia Barajas as trustee

APAX MANAGERS, INC.

By:	/s/ Gregory Case

Name:	Gregory Case

Title:	Vice President

Schedule A

The following table sets forth the name of (i) each managing member of Benchmark Capital Management Co. IV, L.L.C. and (ii) each director and executive officer of Apax Managers Inc.

Benchmark Capital Management Co. IV, L.L.C

Steven M. Spurlock

Alexandre Balkanski

David M. Beirne

Bruce W. Dunlevie

J. William Gurley

Kevin R. Harvey

Robert C. Kagle

Andrew S. Rachleff

The business address of each managing member of Benchmark Capital Management Co. IV, L.L.C. is c/o Benchmark Capital Management Co. IV, L.L.C., 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.  All of the managing members of Benchmark Capital Management Co. IV, L.L.C. are citizens of the United States of America.

Apax Managers, Inc.

Board of Directors and Executive Officers

Allan Karp	Director and Co-Chief Executive Officer
John Megrue	Director and Co-Chief Executive Officer
Greg Case	Director and Vice President
George Jenkins	Director and Vice President
Christopher Reilly	Director and Vice President
Paul Vais	Director and Vice President

The business address of each director and executive officer of Apax Managers, Inc. is c/o Apax Managers, Inc., 445 Park Avenue, New York, NY 10022.  All of the directors and executive officers of Apax Managers, Inc. are citizens of the United States of America.

Schedule B

The following table sets forth the name and address of the principal office of each stockholder of JAMDAT that has entered into a Voting Agreement with EA in connection with the Merger Agreement, and the aggregate number of shares of JAMDAT common stock held by each such person as of December 8, 2005.(*)

Name	Total Beneficial Ownership of Shares as of December 8, 2005	State of Other Place of Organization	Address of Principal Business and Principal Office

Benchmark Capital Partners, IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P. and related individuals	2,511,415	Delaware	2480 Sand Hill Road Suite 200 Menlo Park, CA 94025

(venture capital fund)

Lasky-Barajas Living Trust U/D/T Dated as of January 11, 2002	805,000	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA 90034

(trust)

Lasky-Barajas Children’s Trust U/D/T Dated as of September 7, 2004	2,000	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA 90034

(trust)

Lasky Grantor Retained Annuity Trust U/D/T Dated as of September 7, 2004	30,902	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA 90034

(trust)

Barajas Grantor Retained Annuity Trust U/D/T Dated as of September 7, 2004	30,902	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA 90034

(trust)

Apax Excelsior VI-A C.V.	259,870	The Netherlands	445 Park Avenue New York, NY 10022

(venture capital fund)

Apax Excelsior VI-B C.V.	173,123	The Netherlands	445 Park Avenue New York, NY 10022

(venture capital fund)

Apax Excelsior VI, L.P.	3,178,770	Delaware	445 Park Avenue New York, NY 10022

(venture capital fund)

Patricof Private Investment Club III, L.P.	111,319	Delaware	445 Park Avenue New York, NY 10022

(venture capital fund)

Total	7,103,301

(*)           As noted in Item 6 above, the Voting Agreements also apply to any shares of JAMDAT common stock acquired by the parties to such agreements after the date of the Voting Agreements.  The above table includes the total shares of common stock held as of December 8, 2005.

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement

Exhibit B

Agreement and Plan of Merger, dated December 8, 2005, by and among Electronic Arts Inc., EArts (Delaware), Inc. and JAMDAT Mobile Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by the Issuer on December 12, 2005).

Exhibit C

Form of Voting Agreement, by and between Electronic Arts Inc. and certain stockholders of JAMDAT Mobile Inc. (incorporated by reference to Exhibit A of Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by the Issuer on December 12, 2005).